SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

D.C. 20549

FORM 11

-K
ANNUAL REPORT

☒
ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transaction period from

to

Commission file number 1-36764
A.

Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan
B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN
Financial Statements and Supplemental Schedule

As of December 31, 2023 and 2022 and

For the Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Financial Statements and Supplemental Schedule
December 31, 2023 and 2022
and Year Ended December 31, 2023
TABLE OF CONTENTS
Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits
2
Statement of Changes in Net Assets Available for Benefits
3
Notes to Financial Statements
4-13
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
14-16
Signature
17
Exhibit 23.1—Consent of Independent Registered Public Accounting Firm
18

Report of Independent Registered Public Accounting Firm
To

the Plan Participants and the Plan Administrator of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan
Opinion on the Financial Statements
We have audited

the accompanying statements of net

assets available for benefits

of the UBS Financial

Services Incorporated of
Puerto Rico Savings Plus

Plan (the Plan) as

of December 31, 2023

and 2022, and the

related statement of changes

in net assets
available

for

benefits

for

the

year

ended

December

31,

2023,

and

the

related

notes

(collectively

referred

to

as

the

financial
statements). In our opinion, the financial statements present fairly,

in all material respects, the net assets available for benefits of the Plan at

December 31, 2023

and 2022, and

the changes in its

net assets available

for benefits for

the year ended

December
31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial

statements are

the responsibility

of the

Plan’s management.

Our responsibility

is to

express

an opinion

on the
Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the

U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the
audit to obtain reasonable

assurance about whether the

financial statements are free

of material misstatement, whether due

to
error or

fraud. The Plan

is not required

to have, nor

were we engaged

to perform, an

audit of its

internal control over

financial
reporting. As part of our audits

we are required to obtain an understanding of

internal control over financial reporting but not

for
the purpose of expressing an opinion

on the effectiveness of the Plan’s internal control

over financial reporting. Accordingly,

we
express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error

or fraud, and

performing procedures

that respond

to those risks.

Such procedures

included examining, on

a test basis,
evidence regarding

the amounts and disclosures

in the financial statements.

Our audits also

included evaluating the accounting
principles used

and significant

estimates made

by management,

as well

as evaluating

the overall

presentation

of the

financial
statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying

supplemental schedule

of assets

(held at

end of

year) as

of December

31, 2023,

(referred to as

the supplemental
schedule), has been subjected to audit procedures performed

in conjunction with the audit of

the Plan’s financial statements. The
information

in

the

supplemental

schedule

is

the

responsibility

of

the

Plan’s

management.

Our

audit

procedures

included
determining whether

the information

reconciles to

the financial

statements or

the underlying accounting

and other

records, as
applicable, and performing procedures

to test the completeness and accuracy

of the information presented

in the supplemental
schedule. In forming our opinion on

the information, we evaluated whether such

information, including its form and content, is
presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation

to the
financial statements as a whole.
We have served as the Plan’s auditors since 2000.
New York, New York
June 26, 2024

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2023 and 2022
2023 2022
ASSETS
Investments, at fair value

$51,831,620 $44,256,668
Notes receivable from participants

927,430 933,137
Investment income receivable

23,474 53,648
Contributions receivable
Contributions receivable 17,469 18,274
Company, net of forfeitures 536,017 563,404
Total assets 53,336,010 45,825,131
LIABILITIES
Accrued expenses

3,195 2,468
Total liabilities 3,195 2,468
Net assets available for benefits $53,332,815 $45,822,663
The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year December 31, 2023
2023
ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments $7,330,527
Dividend and interest income

1,251,896
Net investment Income

8,582,423
Interest income on notes receivable from participants

39,258
Contributions
Participants

1,412,108
Company, net of forfeitures

1,185,500
Total contributions

2,597,608
Total additions

11,219,289
DEDUCTIONS FROM NET ASSETS
Distributions to participants

3,685,962
Administrative expenses 23,175
Total deductions from net assets

3,709,137
Net increase in net assets available for benefits

7,510,152
Net assets available for benefits
Beginning of year

45,822,663
End of year

$53,332,815
The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2023 and 2022
NOTE 1

DESCRIPTION OF THE PLAN
The

following description

of

the UBS

Financial Services

Incorporated

of

Puerto

Rico Savings

Plus

Plan

(the Plan)

provides

only
general

information. Participants

should

refer

to the

Summary Plan

Description for

a more

complete

description of

the Plan’s
provisions and detailed definitions of several terms of the Plan.
General

Effective July 31,

2021 UBS Financial

Services Inc (the

Company) became the

Plan Sponsor for

the Plan when

UBS Financial Services
Incorporated of

Puerto Rico

was merged

with the

parent company

UBS Financial

Services Inc.

The Plan,

a defined-contribution
plan , provides retirement

benefits to eligible

employees of the

UBS Financial Services

and any of

its subsidiaries who

have adopted
the Plan and are residents

of Puerto Rico. Subject to certain exceptions, all

full- and part-time employees on the Company’s U.S.
payroll platform

and are

residents of

Puerto Rico are

eligible to participate

in the Plan

upon completion of

one hour of

service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan is administered by the

Company’s Plan administrator (Head of Benefits

Americas Region). Northern Trust (the Custodian)
is the custodian of the assets and the UBS Trust Company of Puerto Rico (the Trustee) is the trustee. Alight (formerly Aon Hewitt)
is the Plan’s record-keeper and Mercer serves as the Plan’s investment advisor.
An employee is eligible to participate in the Plan on the first day of service performed for the Company.

The Plan is established

under the laws of Puerto

Rico and is subject

to Puerto Rico’s contribution

limits. All other features

of the
Plan are similar to those of the UBS 401(k) Plan.

The Plan invests in mutual funds, common collective trust funds, money market funds, the UBS Company Stock Fund (UBS Stock
Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed
Brokerage Accounts.
Plan Amendments

Effective January 1, 2021 (amendment July 1, 2021) the Plan is amended as follows:
1.
The definition of “Required Beginning

Date” in Section

2.1 is amended to read

as follows:
“Required Beginning Date”

means (i)

with respect to each

Participant who is

a Five-Percent Owner,

the April 1st of

the calendar
year following the year

in which the Participant

attains age seventy and one-half

(age seventy-two, with respect

to a Participant
who attains age seventy and one-half after December 31, 2019), and (ii) for each other Participant, April 1st following the end of
the

calendar

year

in

which

the

later

of

the

following

occurs: (A)

the

Participant’s

date

of

retirement

or

other

termination of
employment and (B) the Participant attains

age seventy and one half (age

seventy-two, with respect to a Participant

who attains
age seventy and one-half after December 31, 2019).

2. Section 8.6 “Minimum Required Distributions” is amended in its entirety to read as follows:
Notwithstanding any other provision of

the Plan, distributions under the Plan

shall be made in accordance with

the amount and
timing requirements of Section

401(a)(9) of the US

Code. Furthermore, a Participant

who (i) is not

a Five-Percent Owner, (ii)

attains
age seventy and one-half on or after

January 1, 1999 (age seventy-two, with respect to

a Participant who attains age seventy

and
one-half after

December 31,

2019), and

(iii) is

an Employee

on April

1 of

the year

following the

year in

which the

Participant
attains

age

seventy

and

one-half

(age

seventy-two,

with

respect

to

a

Participant

who

attains

age

seventy

and

one-half

after
December 31, 2019), shall not

receive a distribution of

his Vested Account Balance until

the Participant’s Severance Date, but

in
no event

later than

April 1st

following the

year in

which such

Severance Date

occurs. Distributions

shall comply

with the

final
regulations

issued

under

Section

401(a)(9)

of

the

US

Code

in

2002.

The

requirements

of

Section

401(a)(9)

of

the

US

Code,
including

U.S. Treasury

Regulation Section

1.401(a)(9)-2

through and

including 1.401(a)(9)-9

and

the

incidental death

benefit
requirement

included in

Section 401(a)(9)(G)

of

the US

Code, to

the extent

not

otherwise expressly

reflected

in this

Plan, are
hereby incorporated

by reference. To

the extent any

provision of

the Plan is

inconsistent with such

Section of the

US Code and
regulations, the Plan provisions shall be disregarded. Notwithstanding any other provisions in this Section 8.6

or any other section
of the

Plan to the

contrary, effective

January 1, 2020,

the Company will

suspend distribution from

the Plan required

under this
Section 8.6 and Section 8.7 to the extent such distribution would otherwise have to be paid in the 2020 calendar year (or paid in
2021 for the 2020 calendar year for a Participant with a required beginning date of April 1, 2021), provided that a Participant or
Beneficiary may elect not to have such distributions suspended. Such election shall be made in the manner prescribed by the Plan
Administrator. In

no event

shall the Company

suspend a distribution

from the Plan

under this Section

8.6 or Section

8.7 to the
extent such distribution would otherwise

have to be paid in any year

other than the 2020 calendar year

(or paid in 2021 for the
2020 calendar year for a Participant with a required beginning date of April 1, 2021).

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
3. Section 8.7 “Death of a Participant” is amended in its entirety to read as follows:
(a) Death

Before Distributions

Commence. Except

as provided

in the

following sentence,

if a

Participant’s Service

with the

UBS
Financial Services ends

by reason of the

Participant’s death, the Participant’s

Beneficiary shall receive a

distribution of his

Vested
Account Balance in a lump sum as soon as practicable after

the date of death of the Participant. However, if the Vested Account
Balance

equals

or

exceeds

the Cash-Out

Amount and

the

Participant

dies prior

to

the

Participant’s

Required

Beginning

Date,
distribution of

the Participant’s

Vested Account

Balance in

a lump

sum shall

(i) be

completed by

the December

31 of

the year
which includes the fifth anniversary of the

Participant’s death or, (ii) commence by the

December 31 of the year including the

first
anniversary

of

the

Participant’s

death.

Notwithstanding

the

foregoing,

if

the

sole

designated

beneficiary

is

the

Participant’s
surviving spouse, distribution of the Participant’s Vested Account Balance must commence by the later of (i) the December 31 of
the

year

including

the

first

anniversary

of

the

Participant’s

death

or

(ii)

the

December

31

of

the

calendar

year

in

which

the
Participant would have attained age 70 ½ (age 72, with respect to a Participant who attains age 70 ½ after December 31,

2019).
Unless distribution of the Participant’s Vested

Account Balance is completely distributed

by December 31 of the

year including the
fifth anniversary of

the Participant’s

death, the minimum

amount of

each installment for

each distribution year

shall be determined
in accordance with

Section 401(a)(9) of the

US Code and

the final regulations

issued thereunder in 2002.

If a portion

of the Vested
Account

Balance

is

invested

in

the

Common

Stock

Fund,

the

Beneficiary

may

elect

to

receive

shares

of

Common

Stock

in
connection

with

such lump-sum

distribution

in the

manner contemplated

by Section

8.3(c) as

if,

solely for

such purpose,

the
Beneficiary were

the electing Participant.

(b) Death After

Distributions Commence. If

a Participant

who is

currently receiving

an
installment distribution

pursuant to Section

8.3(b) dies

before his

entire Vested

Account Balance

is distributed

to him, then

the
remaining portion of his

Vested Account Balance,

if any, shall

be distributed at

least as rapidly

as under the

method of distributions
being

used

prior

to

the

date

of

the

Participant’s

death;

provided,

however,

that,

if

a

Beneficiary

so

elects,

the

Participant’s
remaining Vested Account

Balance may be

paid to the

Beneficiary in a

lump sum. If

a Participant who

has incurred a

Severance
Date dies before such payment is

made to the Participant, the provisions of

Section 8.7(a) shall apply as if

the Participant had died
in

Service.

Notwithstanding

the

foregoing,

in

the

case

of

a

Participant

who

is

currently

receiving

an

installment

distribution
pursuant to Section 8.3(b) who dies after December 31, 2019 and before his entire Vested Account

Balance is distributed to him,
the remaining portion of

his Vested Account Balance,

if any, shall

be distributed to a

Beneficiary who is

not an “eligible designated
beneficiary” by the end of the tenth calendar year following the year of the Participant’s death. “Eligible designated beneficiary”
means,

with

respect

to a

Participant

who dies

after

December 31,

2019,

any designated

beneficiary

who is:

(1)

the surviving
spouse of the Participant; (2) a child of the

Participant who has not reached majority; (3) disabled

within the meaning of US Code
Section 72(m)(7); (4) a chronically ill individual as defined in US Code

Section 401(a)(9)I(ii)(IV); and (5) any other individual who is not

more

than

ten

years

younger

than

the

Participant.

If

such

Participant’s

eligible

designated

beneficiary

is

a

minor

child,
distribution

of

the

Participant’s

entire

interest

will

be

completed

by

December

31

of

the

calendar

year

containing

the

tenth
anniversary of the minor child’s age of majority.
Effective July

31, 2021,

the UBS

Financial Services

Incorporated of

Puerto Rico

Savings Plus

Plan (the

“Plan”) was

amended for
the definition of “Company” in Section 2.1 of the Plan as follows
:
“
‘Company’

means

(i) on and after July 31, 2021, UBS

Financial Services Inc. or any corporation or entity

which may succeed to
all or substantially all of its business; (ii) from June 9, 2003 to July 30, 2021, UBS Financial Services Incorporated of Puerto Rico, a
Puerto Rico corporation; and (iii) prior to June 9, 2003, any predecessor to UBS Financial Services Incorporated of Puerto Rico.”
Effective May 4, 2020, Article IX

of the Amended and Restated Plan

document effective January 1, 2017was amended

by adding
a new Section 9.11 as follows:

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
9.11 Withdrawals pursuant to

Puerto Rico Treasury

Department Circular Letters No.20-09

and 20-23.

The provisions of
this Plan regarding

in-service withdrawals shall

be deemed to be

modified by,

and shall incorporate

by reference, the

provisions
of Circular Letter No. 20-09 issued

on February 20, 2020 on

account of the disaster relief declared by

the Governor of Puerto

Rico
due to the January

7, 2020 earthquake and subsequent

aftershocks and of Circular

Letter No. 20-23 issued on

March 29, 2020
on account of the

disaster relied declared by the

Governor of Puerto

Rico due to the

COVID-19 emergency (hereinafter collectively
the

“Circular

Letters”) both

allowing

for

“special disaster

withdrawals”

(as

defined

by the

Circular

Letters). The

Plan

shall be
administered in accordance

with the Circular

Letter unless the Plan

Administrator determines otherwise.

The Plan Administrator
may require

a Participant

to provide

such information

and make

such attestations,

as the

Plan Administrator

determines in

its
discretion to

be necessary or

appropriate to

administer the Plan

in accordance

with the Circular

Letters. The Plan

Administrator
shall be entitled to rely on the information provided by the Participant to the extent permissible under the Circular Letters.
Effective September 20,

2017, the UBS Financial

Services Incorporated of Puerto

Rico Savings Plus Plan

(the “Plan”) is amended
as follows (signed Effective 11-2-18):
1. Article IX of the Plan is amended

by adding a new Section 9.10 to read as

follows:
9.10 Withdrawals

pursuant to

Puerto Rico

Treasury

Administrative Determination

Letter No.

17-29

The provisions

of
this Plan regarding

in-service withdrawals shall

be deemed to be

modified by,

and shall incorporate by

reference, the provisions
of Administrative

Determination Letter

No. 17-29

(as modified

by Administrative

Determination Letters

nos. 18-02

and 18-13)
issued by

the Puerto

Rico Treasury

Department that

provides relief

under the

PR Code

for Participants

affected by

a hurricane
Maria ( the “Determination Letter”). The Plan shall be administered in accordance with such Determination Letter unless the Plan
Administrator determines otherwise. The Plan

Administrator may require a Participant to

provide such information and make

such
attestations,

as

the

Plan

Administrator

determines

in

its

discretion

to

be

necessary

or

appropriate

to

administer

the

Plan

in
accordance

with the

Determination Letter.

The Plan

Administrator shall

be entitled

to rely

on the

information provided

by the
Participant to the extent permissible under the Determination Letter.

The Plan was amended with respect to Before

-Tax

Contributions and After-Tax

Contributions made on or after January 1, 2018,
Matching Contributions will

be limited as

follows (regardless of

the level of

Company or Affiliated

Employer profit in

the applicable
Plan Year)

for any Participant who is

eligible for Matching Contributions

in the applicable Plan Year:

(i) for the Plan Year

ending
December 31, 2018,

Matching Contributions will

be limited to

$4,500; (ii) for

the Plan Year ending December

31, 2019, Matching
Contributions will

be limited

to $5,850;

and (iii)

for the

Plan Year

ending December

31, 2020,

and each

Plan Year

thereafter,
Matching Contributions will be limited to $8,000.

In addition, Matching Contributions for any such Participant with respect to a
Plan

Year

shall

not

exceed

100%

of

such

Participant’s

Before-Tax

Contributions

and

After-Tax

Contributions

up

to

6%

of
Compensation.”
In addition, effective with respect to Compensation

paid in Plan Years beginning on or

after January 1, 2018, each individual who
is

eligible

for

a

Retirement

Contribution

under

Section

5.4

for

a

Plan

Year

shall

receive

a

Retirement

Contribution

for

each
applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible

Employee has

Compensation greater

than $200,000

in the

Plan Year,

and the

percentage of

Compensation to

be
contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:
SCHEDULE A: ELIGIBLE PARTICIPANTS

WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service As of the First
Day of the Plan Year
Percentage of Compensation to be Contributed as
Retirement Contribution
less than 10 2.0
10, but less than 15 3.0
15 or more 3.5

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
SCHEDULE B: ELIGIBLE PARTICIPANTS

WITH COMPENSATION GREATER

THAN $200,000 IN PLAN YEAR
Number of Years in the
Period of Service As of the
First Day of the Plan Year
Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2018 Plan
Year
Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2019 Plan
Year
Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2020 Plan
Year and thereafter
less than 10 2.0 2.0 2.0
10 or more 3.0 2.5 2.0
Effective February 8,

2017, the Plan

is amended as follows:

The definition of

“Highly Compensated Employee” in

Section 2.1 is
amended to read as follows: “Highly Compensated Employee” means,

effective February 8, 2017, any Employee who (A) is more
than a five percent owner of the voting shares or the total value of all classes of stock of the Employer, as defined in the PR Code
and the regulations promulgated there under; or (B) for

the preceding Plan Year received Compensation in excess of $150,000 or such other amount in effect pursuant to Section 1081.01(d)(3)(E)(iii) of the PR Code.
The Plan was

amended effective

January 1, 2017

to include auto

enrollment of

3% of eligible

compensation. Participants have
up to 90 days (from

date of employment) to enroll

in the plan or opt out

and not contribute. If the

participant does not opt out
or enroll

within 90

days of

employment they

will be

automatically set

up to

contribute 3%

of their

eligible compensation

via
payroll

deductions.

The

funds

will

be

invested

in

the

age

appropriate

Target

Retirement

Fund

(the

Plans

Qualified

Default
Investment Alternative).

In addition,

the match

formula was

changed to

$1 for

$1 up

to 6%

of eligible

contributions with

an
annual caps of $3,000 per participant.
Administrative Expenses

The

Plan’s

administrative expenses

are

paid

by the

Plan or

the Company,

as

provided

by the

Plan’s provisions.

Administrative
expenses that may be paid

by the Plan include recordkeeping, trustee,

legal, audit, and investment consulting.

Administrative fees
(recordkeeping fees)

associated with Self-directed

mutual fund window

are paid by

the plan participants

that invest in

the Self-
directed window. Expenses relating to the Plan’s investments (investment management fees and commissions) are charged to the
specific investment fund to which

the expense relates.

For the years ended December

31, 2023 and 2022 the

Plan administration
fees (including fees associated with the self-directed window) were charged to participants’ accounts after one full calendar

year
of being a terminated employee, beneficiaries or alternate payees.

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
Participant Contributions

A participant’s

contributions can

consist of

“pre-tax

contributions,” which

reduce

the participant’s

taxable compensation

and
“after-tax contributions,”

which do not

reduce a

participant’s taxable

compensation, and “rollovers,”

which are

transfers from
other Puerto Rico tax-qualified retirement plans.

For each plan year, a participant is eligible

to make pre-tax contributions through payroll

deductions, up to 85% of

his/her eligible
compensation. The dollar amount of a participant’s contributions cannot exceed certain Plan limits and those imposed under the
Internal Revenue Code for a

New Puerto Rico (the Code).

Eligible compensation is defined as

499-R-2/W-2 Puerto Rico earnings
(subject to certain

adjustments), not to

exceed $305,000 for

2022 and $330,000

for 2023. Pre-tax

contributions are

limited by
the Code to $15,000 for 2022 and 2023.

Participants who have attained age 50 on or before

December 31, 2021, were limited
to pre-tax contributions

of $16,500 for 2021

and 2022. These limits

are subject to

change in future

years to be consistent

with
limitations imposed by the Code.

Participants

are

also

permitted

to

make

after-tax

contributions

of

up

to

10%

of

their

eligible

compensation

up

to

the

IRC
compensation limit of $330,000

for 2023 (or $33,000

for 2022) provided that the

maximum combined rate of

a participant’s pre-
and after-tax

contributions does

not exceed

85% of

his/her eligible

compensation for

2022 and

2023. After-tax

contributions
may be considered in determining the Company’s matching contribution.

Additionally, participants may make

rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The

amount rolled over will be

credited to a participant’s account

and will be treated

similar to appreciation on
pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.
Company Contributions

Each year, the Company uses

pre- and after-tax

contributions in determining

the amount of

the Company’s matching

contribution
for each participant. For Plan year beginning January 1,

2017 the Company Match is calculated by multiplying each

participant's
pre-tax, and after-tax

contributions (up to

6% of eligible compensation)

by 100% and,

is limited on an

annual basis, to

$3,000
for

2017;

$

4,500

for

2018

and

$5,850

for

2019

and

thereafter

the

annual

Company

Match

is

$8,000.

Company

Match
contributions are contributed on

a payroll basis based

on the participants contributions

and year to

date annual eligible retirement
earnings.
Company match contributions

and earnings are

invested according to

the participant’s investment

elections in effect for

Company
contributions, which can be different or similar to their pre-tax and after-tax contribution elections..

The Company also provides a retirement contribution (basic

profit-sharing contribution) equal to a percentage of

the participant’s
eligible compensation

(up to

the annual

IRC compensation

limit -

$330,000 for

2023) and

based on

the participant’s

years of
service with the Company as of the beginning of

the plan year and eligible compensation. The retirement contribution is invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their
pre-

and after-tax contributions.

The Qualified Deferred

Payment (QDP) feature

is a supplemental profit-sharing

contribution provided to participants

who satisfy
certain eligibility requirements.

The contribution amount

is based on

a participant’s age

at the beginning

of the plan

year.

QDP
contributions and earnings are

invested according to the

participant’s investment elections in

effect for Company

contributions,
which can be different or similar to their pre- and after-tax contribution elections.

If a participant has

not selected his or

her investment elections, the

Company Contributions are

invested in the age-appropriate
Vanguard

Target

Date Retirement Fund,

the default investment

option. The determination

of the Target

Date Fund is

based on
the participant’s year of birth.

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
Participant Accounts

Under the Plan,

each participant has

two accounts—an employee

account (Employee Account)

and a company

account (Company
Account).

The

Company

Account

is

funded;

per

payroll

for

the

Company

Match,

annually

for

the

Company

Retirement
Contribution

and,

per

specific

payrolls

for

the

QDP.

The

participant

can

change

their

investment

elections

for

Company
Contributions (Company

Match, Company

Retirement

Contribution, and

QDP) as

well as

their own

contributions (pre-tax

and
After-tax)

at any

time. In

addition,

they can

make

different

investment elections

for

their

Company Contributions,

before-tax
contributions,

and

after-tax

contribution.

The

participant’s

Employee

Account

reflects

all

of

the

participant’s

contributions

in
addition

to

income,

gains,

losses,

withdrawals,

distributions,

loans,

and

expenses

attributable

to

these

contributions.

The
participant’s Company

Account reflects

his/her share

of the

Company’s contributions

from the

Company match, the

Company
retirement

contribution,

and

the

QDP

for

each

plan

year

and

income,

gains,

losses,

withdrawals,

distributions,

and

expenses
attributable to these Company contributions.
Vesting

Participants are immediately vested in

their Employee Account. A

participant is fully vested

in the Company

match, retirement and
QDP

contributions

and

earnings thereon

after

attaining

either

three

years

of

service,

reaching

age

65,

becoming

totally

and
permanently disabled, or upon death.
Forfeited Accounts

Forfeited balances of

terminated participants’ unvested

Company Accounts are

used to reduce

the Company’s contributions

to
the Plan.

For the year

ended December

31, 2023,

total forfeitures

of $2,312

were used

to reduce

the Company

contributions.
Unallocated

forfeited balances as of December 31, 2023 and 2022 were $210and $(1,501) respectively.
Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with
the Plan’s

provisions.

Withdrawals of

pre-tax

contributions or

vested

Company contributions

are

permitted,

subject to

certain
limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service,

a participant may elect

to receive a distribution

of the vested portion

of his/her account in

a lump-
sum amount or in installments over a period of up

to 10 years. Distributions consist of common stock or

cash from the UBS Stock
Fund and cash from all other funds.
Notes Receivable from Participants
Notes receivable

from participants

represent

participant loans

which are

permitted under

the Plan.

The minimum

amount that
may be borrowed

is $1,000 and

the maximum amount

is limited to

the lesser of

50% of the

value of a

participant’s vested

account
balance, or

$50,000, reduced

by the

participant’s highest

outstanding loan

balance over

the previous

12 months.

The interest
rates ranged from 5.25% to 10.50% for the year ended December

31, 2023 and 5.25% to 7.50% for the year

ended December
31, 2022.

Loans are payable in

equal installments, representing a

combination of interest and

principal by withholding from

the participant’s
paychecks. The outstanding principal amount of any loan can

be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various

limitations exist on such participant’s

right to receive additional loans under

the Plan. If a loan
is not repaid within 90 days, it will automatically be treated as a distribution to the participant.
Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of
ERISA. In

the event

the Plan

is wholly

or partially

terminated, or

upon the

complete discontinuance

of contributions

under the
Plan

by

any

entity

of

the

Company,

each

participant

affected

shall

become

fully

vested

in

his/her

Company

Account.

Any
unallocated

assets

of

the Plan

then

held

by the

Custodian

shall

be allocated

among the

appropriate

Company Accounts

and
Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The accompanying financial

statements are prepared on

the accrual basis

of accounting in

conformity with U.S.

generally accepted
accounting principles (U.S. GAAP).
Payments of Benefits

Benefits to participants are recorded when paid.
Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any

accrued
but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded
as

administrative expenses

and are

expensed when

they are

incurred.

No allowance

for credit

losses has

been recorded

as of
December 31, 2023 or 2022.

If a participant does not

make loan repayments for

more than 90 days,

the Plan administrator will
deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition

Purchases and sales of securities

are recorded on a trade-date basis.

Interest income is recorded on the

accrual basis and dividends
are recorded on

the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought,
sold and held during the year.

Investments held

by the

Trust

are

stated at

fair value.

Fair value

is the

price that

would be

received to

sell an

asset or

paid to
transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).
Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial

statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

NOTE 3

FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy

prioritizes the inputs to

valuation techniques used to

measure fair value

into three broad

levels. The fair
value hierarchy gives the highest

priority to quoted prices (unadjusted) in

active markets for identical financial instruments

(Level
1) and

the lowest

priority to

unobservable inputs

(Level 3).

In some

cases, the

inputs used

to measure

fair value

might fall

in
different

levels of

the fair

value hierarchy.

The level

in the

fair value

hierarchy

within which

the fair

value measurement

in its
entirety falls is

determined based on

the lowest level

input that is

significant to the

fair value measurement

in its entirety. Assessing
the significance

of a

particular input

to the

fair value

measurement in

its entirety

requires

considerable judgment

and involves
considering a number of factors specific to the financial instrument.
Level 1
:

Inputs are

quoted prices (unadjusted)

in active

markets for identical

financial instruments that

the reporting entity

has
the

ability

to

access

at

the

measurement

date.

An

active

market

for

the

financial

instrument

is

a

market

in

which
transactions for the

financial instrument occur

with sufficient frequency

and volume to

provide pricing information

on
an ongoing basis.
Level 2:
Inputs other than

quoted prices included within

Level 1 that

are observable for

the financial instrument,

either directly
or indirectly.
Level 3
:

Unobservable inputs for the financial instrument
The following is a description of the valuation

methodologies used for assets measured at fair value. There have been no changes
in the methodologies used at December 31, 2023 and 2022.

Mutual funds:

Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year

end.

Funds

that

are

not

actively

traded

on

an

exchange

are

priced

at

NAV

using

inputs that

corroborate

the

NAV

with
observable (i.e., ongoing redemption and/or subscription activity) market-based data.
Common and

collective trust funds:

Funds that are

actively traded on

an exchange are

priced at the

NAV of

shares held by

the
Plan at year end (e.g., bond funds

equity funds, non-US equity funds, etc.). Funds that

are not actively traded on an exchange are
priced

at

NAV

using

inputs

that

corroborate

the

NAV

with

observable

(i.e.,

ongoing

redemption

and/or

subscription

activity)
market-based data.

Money market funds:

Records its corresponding value at $1 NAV.

Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund:

Actively traded securities

are valued at

the closing price

reported on the

active market on

which the individual
securities are traded.

Common Stock:

Actively traded securities

are valued

at the

closing price reported

on the active

market on which

the individual
securities are traded.
Self-Directed Brokerage

Accounts:

Mutual funds

and money market

funds valued at

the list price

at NAV

of shares

held by the
Plan at the valuation date.
The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use

of different

methodologies or

assumptions to

determine the

fair value

of certain

financial instruments

could result

in a
different fair value measurement at the reporting date.
There were no transfers between levels in 2023 and 2022.

NOTE 3

FAIR VALUE MEASUREMENT (Continued)
At December 31, 2023, the investments held by the Plan within the fair value hierarchy are as follows:
Quoted Prices in
Active Markets
for Identical
Assets
(Level 1)

Significant

Other
Observable
Inputs (Level 2)
Significant

Unobservable
Inputs (Level 3) Total
Mutual funds

$18,951,025
—

—

$18,951,025
Self-directed brokerage accounts

12,289,204
—

—

12,289,204
UBS Stock Fund

3,166,694
—

—

3,166,694
Common

Stock
1,290,380
—

—

1,290,380
$35,697,303
$ —

$ —

$35,697,303
Investments measured at NAV:
Money market funds
(a)
$5,657,621
U.S. equity funds
(b)
8,958,897
Non-U.S. equity funds
(c)
321,835
U.S. bond funds
(d)
1,195,964
Total investments, at NAV $16,134,317
Total investments at fair value $51,831,620
At December 31, 2022, the investments held by the Plan within the fair value hierarchy are as follows:
Quoted Prices in
Active Markets
for Identical
Assets
(Level 1)
Significant

Other
Observable
Inputs
(Level 2)
Significant

Unobservable
Inputs
(Level 3) Total
Mutual funds

$16,073,258
—

—

$16,073,258
Self-directed brokerage accounts

10,952,743
—

—

10,952,743
UBS Stock Fund

1,834,384
—

—

1,834,384
Common Stock 938,942
—

—

938,942
$29,799,326
$ —

$ —

$29,799,326
Investments measured at NAV:

Money market funds
(a)
$7,134,081
U.S. equity funds
(b)
5,448,473
Non-U.S. equity funds
(c)
342,069
U.S. bond funds
(d)
1,532,718
Total investments, at NAV $14,457,341
Total investments at fair value $44,256,668
(a)

Money market funds are designed to protect capital with low-risk investments and include cash, bank notes, corporate notes, government bills, and various short-term debt instruments.
(b)

Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.
(c)

U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.
(d)

Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of
15 days.
(e)

Target

date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. Except for the Target

Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year,

the fund will be blended into the
Target

Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the
Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior
written notice of 3 days.
The

above

provides

a

general

description

of

the

investments.

Participants

should

refer

to

the

Investment

Options

Guide

for
information on the investment objectives and strategy of each investment option.

NOTE 4

RISKS AND UNCERTAINTIES
The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks.
Due to the level of risk associated with certain

investment securities, it is at least reasonably possible that changes in the values of
investment securities will occur in the near term and that such changes could materially affect participants’ account balances and
the amounts reported in the statements of net assets available for benefits.
NOTE 5

RELATED-PARTY TRANSACTIONS

The Plan invests

in the common

stock of UBS

Group AG.

In addition,

certain Plan investments

are shares/units

of mutual funds
and short-term investments managed

by the Custodian. These

transactions qualify as party-in-interest transactions;

however, they
are exempt from the prohibited transactions rules under ERISA. The Plan received a common stock dividend payment of $54,801 from UBS Group AG for 2023.
Certain officers

and employees of

the Plan’s

sponsor (who may

also be

participants in the

Plan) perform administrative

services
related to the Plan’s operation, record keeping and financial reporting. The

Plan’s sponsor pays these individuals’ salaries and

also
pays certain other administrative

expenses on the Plan’s

behalf. The foregoing

transactions are not

deemed prohibited party-in-
interest transactions,

because they are

covered by statutory

and administrative exemptions

from the

Code and ERISA’s

rules on
prohibited transactions.

The UBS

mutual funds’ investment

advisor, administrator, and distributor is UBS

Asset Management (Americas)

LP, a wholly owned
subsidiary of

UBS Americas

Inc. UBS

AM earns management

fees from

the UBS

AM Funds

offered in

the self-directed

window
which is offered in one of the core funds. These fees were paid by the participants.
NOTE 6

TAX STATUS

The

Plan

has

received

a

favorable

determination

letter

from

the

Commonwealth

of

Puerto

Rico

Department

of

Treasury

(the
Treasury) dated August 25, 2015, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the

Puerto Rico Internal
Revenue

Code

of

1994

(PRIRC-94)

and,

therefore,

the

related

trust

is

exempt

from

taxation.

Subsequent

to

receiving

the
determination letter,

the Plan

was amended.

Puerto Rico

Treasury

confirmed in

letters dated

February 26,

2018, February

19,
2019 and July 29, 2021 that the amendments to the Plan do not adversely affect the Plan’s qualified status.
Once qualified,

the Plan

is required

to operate

in conformity

with the

Puerto Rico

Code to

maintain its

qualification. The

Plan
administrator has indicated

that they will take

the necessary steps to

bring the Plan into

compliance with the Puerto

Rico Code.
The Plan has not been qualified

nor is intended to be qualified

under Sections 401(a) or 401(k)

of the U.S. Internal

Revenue Code.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken
by the Plan. The financial

statement effects of a tax

position are recognized when

the position is more-likely-than-not, based

on
the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by
the Plan, and has concluded that as

of December 31, 2023, there are

no uncertain positions taken or expected to be

taken. The
Plan

has

recognized

no interest

or

penalties

related

to uncertain

tax positions.

The Plan

is subject

to

routine audits

by taxing
jurisdictions; however, there

are currently no audits for any tax periods in progress.
Note 7

SUBSEQUENT EVENTS

In March 2023,

UBS Group AG

(“UBS”) entered

into an agreement

to acquire Credit

Suisse Group

AG by means

of a statutory
merger

under Swiss

law.

UBS completed

the acquisition

of

Credit

Suisse

on

June 12,

2023 and

Credit

Suisse

Group

AG was
merged into

UBS Group AG.

The combined entity

operates as a

consolidated banking group.

On May 31,

2024, the merger

of
the parent banks, UBS AG and Credit

Suisse AG, was completed. The transition to a single intermediate holding company in the
U.S. was completed on June

7, 2024.

The acquisition and subsequent

integration steps have not resulted

in an impact to

the Plan
at this time.

SUPPLEMENTAL SCHEDULE
UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

EIN: 13-3074649

Plan #: 003

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2023

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common
China - USD
ADR PROSUS N.V.

ADR NASPERS NEWCO-ADR CUSIP : 74365P108
4,323.000 29,239.88 25,721.85
Total China - USD 29,239.88 25,721.85
France - USD
ADR SAFRAN ADR CUSIP : 786584102 1,184.000 36,935.82 52,249.92
Total France - USD 36,935.82 52,249.92
Germany - USD
ADR BAYER A G SPONSORED ADR CUSIP : 072730302 2,317.000 35,103.62 21,385.91
SAP SE-SPONSORED ADR CUSIP : 803054204 242.000 32,180.22 37,410.78
Total Germany - USD 67,283.84 58,796.69
Netherlands - USD
AERCAP HOLDINGS N.V. EUR0.01 CUSIP : N00985106 656.000 35,986.79 48,753.92
Total Netherlands - USD 35,986.79 48,753.92
Switzerland - USD
UBS GROUP AG COMMON STOCK CUSIP : H42097107 102,482.000 1,744,596.66 3,166,693.80
Total Switzerland - USD 1,744,596.66 3,166,693.80
Taiwan - USD
ADR TAIWAN SEMICONDUCTOR MANUFACTURING ADS REP 5 TWD10 CUSIP : 874039100 307.000 28,191.21 31,928.00
Total Taiwan - USD 28,191.21 31,928.00
United Kingdom - USD
ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG ORD SH CUSIP : 780259305 393.000 22,506.12 25,859.40
Total United Kingdom - USD 22,506.12 25,859.40
United States - USD
ALPHABET INC CAP STK USD0.001 CL C CUSIP : 02079K107 617.000 57,597.22 86,953.81
AMAZON COM INC COM CUSIP : 023135106 695.000 83,888.30 105,598.30
AON PLC CUSIP : G0403H108 97.000 23,088.02 28,228.94
CAPITAL ONE FINL CORP COM CUSIP : 14040H105 288.000 29,263.95 37,762.56
CHARTER COMMUNICATIONS INC NEW CL A CL A CUSIP : 16119P108 33.000 11,450.75 12,826.44
COMCAST CORP NEW-CL A CUSIP : 20030N101 901.000 39,583.54 39,508.85
CONOCOPHILLIPS COM CUSIP : 20825C104 714.000 74,631.09 82,873.98
ELEVANCE HEALTH INC CUSIP : 036752103 84.000 34,317.55 39,611.04
GE AEROSPACE CUSIP : 369604301 455.000 31,049.27 58,071.65
GOLDMAN SACHS GROUP INC COM CUSIP : 38141G104 141.000 40,280.23 54,393.57
HILTON WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP : 43300A203 163.000 18,115.17 29,680.67
LIBERTY BROADBAND CORP COM SER A COM SERA CUSIP : 530307107 123.000 14,824.93 9,918.72
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP : 530307305 241.000 30,934.67 19,422.19
MARRIOTT INTL INC NEW COM STK CL A CUSIP : 571903202 128.000 16,855.68 28,865.28
META PLATFORMS INC COM USD0.000006 CL 'A' CUSIP : 30303M102 221.000 46,289.71 78,225.16
MICROSOFT CORP COM CUSIP : 594918104 260.000 56,229.60 97,770.40
NETFLIX INC COM STK CUSIP : 64110L106 112.000 36,823.01 54,530.56
OCCIDENTAL PETROLEUM CORP CUSIP : 674599105 708.000 44,365.00 42,274.68
UNITEDHEALTH GROUP INC COM CUSIP : 91324P102 88.000 31,176.25 46,329.36
VISA INC COM CL A STK CUSIP : 92826C839 67.000 13,821.37 17,443.45
WELLS FARGO & CO NEW COM STK CUSIP : 949746101 1,087.000 44,094.23 53,502.14
WOODWARD INC COM CUSIP : 980745103 171.000 18,193.21 23,278.23
Total United States - USD 796,872.75 1,047,069.98
Total Corporate Stock - Common 2,761,613.07 4,457,073.56

Security Description / Asset ID
Share / Par Value

Cost Current Value
Value of Interest in Common/Collective Trusts
United States - USD
MFO INVESCO OPPENHEIMER EMERGING MARKETS

EQUITY CL A - 504 CUSIP : 67084Y723
5,350.540 333,877.72 321,834.98
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884

74443R100 CUSIP : 74443R100
6,621.740 1,185,126.22 1,195,025.42
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL

SERIES FD - CL K CUSIP : 85744W531
19,975.200 261,362.63 298,309.64
MFO SSGA RUSSELL SMALL/MID CAP INDEX NON- LENDING

SERIES FUND CLASS K CUSIP : 85744W242
51,673.240 1,030,976.97 1,169,778.81
MFO SSGA S&P 500 INDEX NON-LENDING SERIES FUND CLASS

K CUSIP : 85744W705
153,584.780 4,877,582.32 6,947,561.11
MFO SSGA US BOND INDEX NL SERIES CLASS C CUSIP : 85744L725 63.420 1,000.00 938.74
MFO SSGA US BOND INDEX NON-LENDING SERIES

FUND CLASS K CUSIP : 85744W259
49,016.250 525,238.71 543,247.10
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 5,657,621.280 5,657,621.28 5,657,621.28
Total United States - USD 13,872,785.85 16,134,317.08
Total Value of Interest in Common/Collective Trusts 13,872,785.85 16,134,317.08
Value of Interest in Registered Investment Companies
Global Region - USD
MFO NATIXIS FUNDS TRUST I MIROVA GLOBAL SUSTAINABLE EQUITY Y CUSIP : 63872R533 3,659.000 74,787.43 66,264.49
Total Global Region - USD 74,787.43 66,264.49
International Region - USD
MFO ARTISAN FDS INC INTL FD INSTL SHS CUSIP : 04314H402 8,929.420 271,416.21 240,469.28
MFO GALLERY TR MONDRIAN INTL EQUITY FD CUSIP : 36381Y108 10,399.470 145,417.38 151,520.28
Total International Region - USD 416,833.59 391,989.56
United States - USD
MFO LOOMIS SAYLES INVT TR FORMERLY LOOMIS S CUSIP : 543495691 1,681.870 28,208.04 24,706.67
MFO T ROWE PRICE INSTITUTIONAL EQUITY FDS LARGE-CAP

GROWTH FD CUSIP : 45775L408
26,310.940 1,369,973.18 1,730,733.63
MFO VANGUARD CHESTER FDS INSTITUTIONAL TARGET RETIREMENT 2070 CUSIP : 92202E664 0.010 0.00 0.24
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2020 FD CUSIP : 92202E805 96,159.860 2,437,662.66 2,583,815.44
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD CUSIP : 92202E888 158,729.900 4,659,238.81 5,630,149.55
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2040 FD CUSIP : 92202E870 51,696.670 1,627,207.49 2,031,679.13
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2050 FD CUSIP : 92202E862 10,290.230 365,257.99 457,297.82
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2060 FD CUSIP : 92202E839 13,211.560 470,242.54 603,636.18
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2065 FD INV SHS CUSIP : 92202E680 6,983.580 168,328.99 209,158.22
MFO VANGUARD TARGET RET FD 2025 #304 CUSIP : 92202E409 92,225.630 1,544,246.42 1,695,107.08
MFO VANGUARD TARGET RET FD 2035 CUSIP : 92202E508 58,604.830 1,080,394.54 1,296,338.84
MFO VANGUARD TARGET RET FD 2045 #306 CUSIP : 92202E607 47,681.040 1,075,368.33 1,271,176.53
MFO VANGUARD TARGET RET INC FD 308 CUSIP : 92202E102 54,799.310 695,074.96 712,939.02
MFO VANGUARD TARGET RETIREMENT 2055 FUND CUSIP : 92202E847 4,961.340 205,508.81 246,032.85
Total United States - USD 15,726,712.76 18,492,771.20
Total Value of Interest in Registered Investment Companies 16,218,333.78 18,951,025.25
Other
United States - USD
&&&UBS PR LOAN ASSET CUSIP : 000810283 927,430.130 927,430.13 927,430.13
&&&UBS PUERTO RICO SDA ASSET CUSIP : 000810457 1.000 13,143,619.39 12,289,204.27
REBATE ACCRUALS CUSIP : 999927312 0.000 0.00 0.00
Total United States - USD 14,071,049.52 13,216,634.40
Total Other 14,071,049.52 13,216,634.40
Payable Other
United States - USD
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP : 999899537 0.000 0.00 0.00
Total United States - USD 0.00 0.00
Total Payable Other 0.00 0.00
Total 46,923,782.22 52,759,050.29

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the

Plan Administrator of the
UBS Financial Services Incorporated of Puerto Rico Savings Plus

Plan has duly caused this annual
report to be signed on its behalf by the undersigned thereunto duly authorized.
UBS Financial Services Incorporated of Puerto Rico
Savings Plus Plan
By: _/s/ Michael O’Connor______________
Name:

Michael O’Connor

Title:

Plan Administrator

Date: June 26, 2024